January 22, 2025

Michael B. Lucareli
Chief Financial Officer
Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403

       Re: Modine Manufacturing Company
           Form 10-K for the Fiscal Year Ended March 31, 2024
           Form 8-K furnished October 29, 2024
           File No. 001-01373
Dear Michael B. Lucareli:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K furnished October 29, 2024
Exhibit 99.1, page 1

1. We note that you have presented Adjusted EBITDA as a non-GAAP measure and have not provided equally prominent disclosure of net income or loss.
Item
       10(e)(1)(i)(A) of Regulation S-K requires a presentation having equal or greater prominence of the most directly comparable financial measure calculated and presented in accordance with GAAP, and a reconciliation between this measure and your non-GAAP measure. Refer to C&DI 102.10 and revise your Adjusted
EBITDA
       presentation accordingly.



        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 January 22, 2025
Page 2

       Please contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing